

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Via E-mail
James Cassidy, Esq.
President
Deer Valley Acquisition Corporation, et al.
215 Apolena Avenue
Newport Beach, CA 92662

> **Re:**   **Deer Valley Acquisition Corporation**
> **Registration Statement on Form 10-12(g)**
> **Filed November 3, 2014**
> **File No. 000-55310**
>
> **Oak Valley Acquisition Corporation**
> **Filed November 3, 2014**
> **File No. 000-55309**
>
> **Redwood Valley Acquisition Corporation**
> **Filed November 3, 2014**
> **File No. 000-55308**
>
> **Spruce Valley Acquisition Corporation**
> **Filed November 3, 2014**
> **File No. 000-55307**
>
> **Fox Valley Acquisition Corporation**
> **Filed November 3, 2014**
> **File No. 000-55305**
>
> **Elm Valley Acquisition Corporation**
> **Filed November 3, 2014**
> **File No. 000-55304**
>
> **Coyote Valley Acquisition Corporation**
> **Filed October 31, 2014**
> **File No. 000-55303**
>
> **Owl Valley Acquisition Corporation**
> **Filed November 3, 2014**
> **File No. 000-55306**

Dear Mr. Cassidy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director